UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

□ **Form C: Offering Statement**
□ **Form C-U: Progress Update:** ______
✓ **Form C/A: Amendment to Offering Statement:** ______
✓ **Check box if Amendment is material and investors must reconfirm within five business days.**
□ **Form C-AR: Annual Report**
□ **Form C-AR/A: Amendment to Annual Report**
□ **Form C-TR: Termination of Reporting**

Name of issuer: Global Electric Transport, Inc.
Legal status of issuer:
Form: Corporation
Jurisdiction of Incorporation/Organization: California
Date of organization): September 24, 2015
Physical address of issuer: 163 Whitney Place Fremont, CA 94539
Website of issuer: ______

Name of intermediary through which the offering will be conducted: TRUCROWD
CIK number of intermediary: 0001667145
SEC file number of intermediary: 007-00015
CRD number, if applicable, of intermediary: ______

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
7% from the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
None

Type of security offered: Common Stock – Non-Voting
Target number of securities to be offered: 22,000
Price (or method for determining price): Equidam.com
Target offering amount: $110,000
Oversubscriptions accepted: ✓ Yes □ No

If yes, disclose how oversubscriptions will be allocated: ✓ Pro-rata basis □ First -come, first-served basis
□ Other – provide a description: ______

Maximum offering amount (if different from target offering amount): $1,000,000
Deadline to reach the target offering amount: 01/31/2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

Total Assets:	Most recent fiscal year-end:	$37,194	Prior fiscal year-end:	$0.00
Cash & Cash Equivalents:	Most recent fiscal year-end:	$8,249	Prior fiscal year-end:	$0.00
Accounts Receivable:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Short-term Debt:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Long-term Debt:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Revenues/Sales	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Cost of Goods Sold:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Taxes Paid:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Net Income:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

GENERAL INSTRUCTIONS

I.   Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 *et seq.*). This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II.   Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in

Regulation S-T (§ 232 *et seq.*).

III.   Information to be Included in the Form

Item 1.   Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or

Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2.   Legends

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3.   **Annual Report Disclosure Requirements**

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 *et seq.*), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of

Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Global Electric Transport, Inc.
_____
(Issuer)

By RICARDO BARBARAN

Ricardo Barbaran CEO
_____
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Ricardo Barbaran
_____
(Signature)

CEO
_____
(Title)

9/8/2016
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.



OFFERING STATEMENT

22,000 Class "B" Common Shares Non-Voting at $5.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**22,000**	**$110,000**	**$98,780**
Maximum Amount	**200,000**	**$1,000,000**	**$898,000**

THE COMPANY

1.   Name of issuer: GLOBAL ELECTRIC TRANSPORT INC

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting   requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

Name: RICARDO BARBARAN   Dates of Board Service: 09/24/2015

Principal Occupation: President/Founder and Principal development engineer
Employer: GLOBAL ELECTRIC TRANSPORT
Employer's principal business: Compact Electric Vehicles

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position:	President/CEO/	*Dates of Service:* 09/24/15
Position:	Development engineer	*Dates of Service:* 09/24/15
Position:	Program manager	Dates of Service: 09/24/15



OFFERING STATEMENT

22,000 Class "B" Common Shares Non-Voting at $5.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	22,000	$110,000	$98,780
Maximum Amount	200,000	$1,000,000	$898,000

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Ericsson San Jose CA
Employer's principal business: Internet Network Equipment
Title: Sr. Manufacturing Engineer   Dates of Service: From 2006 to 2015
Responsibilities: Develop new Products for Manufacturing

OFFICERS OF THE COMPANY

Name:
RICARDO BARBARAN
Title: Founder/President/CEO/Principal Development engineer   Dates of Service: 09/24/15
Responsibilities:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Ericsson San Jose CA
Employer's principal business: Internet Network Equipment
Title:Sr. Manufacturing engineer   Dates of Service:2006-2015
Responsibilities: Develop new products for manufacturing

PRINCIPAL SECURITY HOLDERS

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
RICARDO BARBARAN	1,000,000 A Class	**100%**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Executive Summary

Global Electrical Transport (GET) is a start-up company based in Fremont, CA, in the San Francisco Bay Area and only a few miles from the heart of Silicon Valley. GET manufactures narrow body, compact size and



OFFERING STATEMENT

22,000 Class "B" Common Shares Non-Voting at $5.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	22,000	$110,000	$98,780
Maximum Amount	200,000	$1,000,000	$898,000

special- needs Electrical Vehicles (EV) for urban transportation. Its vision is to electrify all forms of personal and public transportation.

GET target market is the compact size automobiles for individual and fleet buyers in both the United States and the rest of the world. Fleet customers include private and government entities. Currently, these two segments have the highest market potential for EVs. GET will reach these segments in several ways, including direct mailings, brochures, internet website, advertisements in trade publications, and demo units. GET will leverage its competitive advantages which are based on product innovations, quality controls and LEAN MANUFACTURING.

In addition, GET has identified a strong management team to execute the business plan. The combined experience in product development, management, manufacturing and quality controls is over 60 years. Ricardo Barbaran, the founder, has over 30-year career in product development from its conception through prototype and finally to volume production.

GET will achieve profitability the year after the first production units come out of the assembly line with profits rising steadily through the next five years. Sales for the second year are conservatively pegged at $23M, growing to $50M in year five.

General Company Description

Vision: The vision of Global Electric Transport and hereafter to be referred as GET is to electrify all modes of personal and public transportation.

Mission Statement: The mission of GET is to manufacture high quality electric vehicles that are fast, safe, practical and fun to drive.

Goals: Our goal as a company is to become an electric vehicle company known for its attention to customer needs, quality, safety, and environmental responsibility.

Business Philosophy: Quality and safety first.

Target Market: GET's target market is the compact size urban-transportation customer who buys small to medium size cars. In this area our customers will be individuals that use their transportation to commute to work and local shopping. Also, fleet buyers like taxis, local delivery companies, Universities, and Municipalities.

EV Industry: The EV industry is experiencing a comeback and the recent forecasts predict a healthy growth in the next five years and beyond.

Products

TILT: The TILT is a motorcycle style two-seater EV, totally enclosed, with two wheels in the front and two in the rear. The front and rear wheels "tilts" with the vehicle as it turns corners. It has individual electric motors driving the rear wheels.

FP:  truCrowd
Open until: *01/31/2017*

GGT

Global Electric Transport, Inc.
163 WHITNEY PLACE
FREMONT, CA 94539
408-838-8935

OFFERING STATEMENT

22,000 Class "B" Common Shares Non-Voting at $5.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**22,000**	**$110,000**	**$98,780**
Maximum Amount	**200,000**	**$1,000,000**	**$898,000**



ETRON: The ETRON is a four-seat, urban EV, does not tilt, perfect for city driving.



ETRON SPECIAL: This model allows the weel-chair bound driver to enter the vehicle via a rear ramp to the steering wheel and controls. It also has room for a passenger on a wheel chair or two seats for other passengers. These seats fold up against the side of the vehicle.



FUTURE: GET intends to develop electrically driven recreation and commuter boats and airplanes.



FP: truCrowd
Open until: *01/31/2017*

Global Electric Transport, Inc.
163 WHITNEY PLACE
FREMONT, CA 94539
408-838-8935

OFFERING STATEMENT

22,000 Class "B" Common Shares Non-Voting at $5.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	22,000	$110,000	$98,780
Maximum Amount	200,000	$1,000,000	$898,000



Marketing Plan

A) MARKET RESEARCH

The EV market is predicted to grow over 40% in the next 5 years to about 7 Million vehicles with the goal of reaching 20 Million by 2020 by Navigant Research and Global EV Outlook. Also, most countries around the world are offering incentives to manufacturers and consumers in order to increase the EV demand. See tables 1, 2 and chart 1. 1.



Chart 1.1   Annual Light Duty Electric Vehicle Sales by Drivetrain, World Markets: 2013-2020

(Source: Navigant Research)



OFFERING STATEMENT

22,000 Class "B" Common Shares Non-Voting at $5.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	22,000	$110,000	$98,780
Maximum Amount	200,000	$1,000,000	$898,000

EVI MEMBERS	FINANCIAL	INFRASTRUCTURE	RD&D
China	Purchase subsidies for vehicles of up to RMB 60,000.	---	RMB 6.95 billion for demonstration projects.
Denmark	Exemption from registration and road taxes.	DKK 70 million for development of charging infrastructure.	Focus on integrating EVs into the smart grid.
Finland	EUR 5 million reserved for vehicles participating in national EV development programme, ending in 2013.	EUR 5 million reserved for infrastructure as part of the national EV development programme, ending in 2013.	---
France	EUR 450 million in rebates given to consumers buying efficient vehicles, with 90% of that amount from fees on inefficient vehicles. Remaining 10% (EUR 45M) is a direct subsidy.	EUR 50 million to cover 50% of EVSE cost (equipment and installation).	EUR 140 million budget with focus on vehicle RD&D.
Germany	Exemption from road taxes.	Four regions nominated as showcase regions for BEVs and PHEVs.	Financial support granted for R&D for electric drivetrains, creation and optimisation of value chain, information and communications technology (ICT), and battery research.
India	INR 100,000 or 20% of cost of vehicle, whichever is less. Reduced excise duties on BEV/PHEVs.	The National Mission for Electric Mobility will facilitate installation of charging infrastructure.	Building R&D capability through joint efforts across government, industry, and academia. Focus on battery cells and management systems.
Italy	EUR 1.5 million for consumer incentives, ending in 2014.	---	---
Japan	Support to pay for 1/2 of the price gap between EV and corresponding ICE vehicles, up to YEN 1 million per vehicle.	Support to pay for 1/2 of the price of EVSE (up to YEN 1.5 million per charger).	Major focus on infrastructure RD&D.
Netherlands	Tax reduction on vehicles amounting to 10-12% net of the investment.	400 charging points supported through incentives.	Focus on battery RD&D (30% of 2012 spending).
Spain	Incentives up to 25% of vehicle purchase price before taxes, up to EUR 6,000. Additional incentives of up to EUR 2,000 per EV/PHEV also possible.	Public incentives for a pilot demonstration project. Incentives for charging infrastructure in collaboration between the national government and regional administrations.	Five major RD&D programmes are operational with incentives for specific projects.
Sweden	EUR 4,500 for vehicles with emissions of less than 50 grams of CO_2/km. EUR 20 million for 2012-2014 super car rebate.	No general support for charging points besides RD&D funding (EUR 1 million in 2012).	EUR 2.5 million for battery RD&D.
United Kingdom	---	GBP 37 million for thousands of charging points for residential, street, railway, and public sector locations. Available until 2015.	The UK Technology Strategy Board has identified 60 collaborative R&D projects for low-carbon vehicles.
United States	Up to USD 7,500 tax credit for vehicles, based on battery capacity. Phased out after 200,000 vehicles from qualified manufacturers.	A tax credit of 30% of the cost, not to exceed USD 30,000, for commercial EVSE installation; a tax credit of up to USD 1,000 for consumers who purchase qualified residential EVSE. USD 360 million for infrastructure demonstration projects.	2012 budget of USD 268 million for battery, fuel cell, vehicle systems and infrastructure R&D.

FP: truCrowd
Open until: *01/31/2017*



Global Electric Transport, Inc.
163 WHITNEY PLACE
FREMONT, CA 94539
408-838-8935

OFFERING STATEMENT

22,000 Class "B" Common Shares Non-Voting at $5.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	22,000	$110,000	$98,780
Maximum Amount	200,000	$1,000,000	$898,000











Global EV Outlook
Key Takeaways
The Global EV Outlook represents the collective effort of two years of primary data gathering and analysis from the Electric Vehicles Initiative's 15 member governments. Below are key takeaways and insights from this work.
Global EV Stock
(through end of 2012)
represents 0.02% of total passenger cars
180,000+
EVI Goal
represents 2% of total passenger cars (projected)
20 million
on the road
by 2020
100,000 EVs
Global EV stock, end of 2012
% of 2012 Global EV Stock in EVI Countries
90%+
Global EV Sales More Than Doubled Between 2011 and 2012
Approximate Annual Sales
45,000
113,000
2011
2012
EVI Members
include
8 of the 10
largest vehicle markets in the world
63%
of the world's total vehicle demand
83%
of EV sales between now and 2020 (projected)
Commitment is Strong
Through their actions and words, governments and industry have reaffirmed their commitment to vehicle electrification. Even more public-private coordination will be required to meet the 20 million by 2020 goal.
RD&D is Paying Off
Research, development, and demonstration (RD&D) efforts are paying off with EVI governments providing over USD 8.7 billion in investment since 2008, helping to address one of the major hurdles to EV adoption by significantly reducing battery costs.
USD 1,000 kWh
USD 485 kWh
2008
2012
EVSE Stock in EVI Countries
(approximate, through end of 2012)
represents non-residential charging points
46,000 slow
1,900 fast
Moving Forward
EVI is facilitating the coordination and communication among key public and private stakeholders worldwide to address the challenges of vehicle electrification across the areas of technology, finance, market, and policy.



Global Electric Transport, Inc.
163 WHITNEY PLACE
FREMONT, CA 94539
408-838-8935

OFFERING STATEMENT

22,000 Class "B" Common Shares Non-Voting at $5.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	22,000	$110,000	$98,780
Maximum Amount	200,000	$1,000,000	$898,000

B) COMPETITIVE EDGE

There are no products like the ET Tilt and the ETRON wheel-chair in the market today. In this area GET will be the first manufacturer that will produce narrow and special- needs electric vehicles.

Furthermore, GET will differentiate itself from other EV manufacturers by focusing on the needs of the work force in and around major cities. GET EVs will have competitive prices and will meet needs of the urban driver. In a more general view, GET will manufacture compact, lightweight EVs that will compete with the likes of Chevy Spark, Nissan Leaf, BMW i3, Fiat EV etc., by dispensing of many unnecessary equipment and focus on quality and practicality.



ET BLACK PEARL (TILT)

Operational Plan

GET will implement a robust Lean Manufacturing method in order to maintain cost to a very competitive level, as much as possible major components will be off-the shelf.

The manufacturing activity will be divided into 3 areas.

    1) Prototype

This activity will be performed locally in the engineering development area and supervised very closely by the engineering staff.

    2) Development

This activity has two phases. On the first it will be performed locally in the engineering development area by a combined team from development engineering and manufacturing.

The second phase will be performed in the manufacturing floor by members of the manufacturing team with direct support from engineering development.

    3) Manufacturing

This activity will be performed entirely by the manufacturing team



OFFERING STATEMENT

22,000 Class "B" Common Shares Non-Voting at $5.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	22,000	$110,000	$98,780
Maximum Amount	200,000	$1,000,000	$898,000

Management and Organization

This is the proposed initial organization reporting to the general manager who will report to the CEO.
1) Engineering development
   - Automobiles
   - Water crafts
   - Airplanes
2) Quality Control
   - Engineering QC
   - Components QC
   - Manufacturing QC
3) Material Procurement
   - Sourcing
   - Purchasing
4) Operations
   - Auto manufacturing
   - Water craft manufacturing
   - Airplane manufacturing
5) Test
   - SW test development
   - HW test development
   - Manufacturing test support

Sales and Distribution

GET vehicles will be sold and distributed to the customer in the following ways:
1) Demo, repair and parts sales centers.
These will be locations where different models will be shown.
Customers can test and evaluate the models and place orders.
Customers will be able to pick up the purchased cars on these sites.
After sales parts like seat covers, customized wheels, and factory parts.
 Warranty and out-of-warranty repairs
2) Company website
Customers can customize the models and place orders.
After sales parts like seat covers, customized wheels and factory parts to be shipped to the customer or picked up at the Demo sites.
The customer will be notified when their vehicle is ready to be picked up from the closest Demo site.

After Sale Support
1) GET warranty and out- of-warranty repair centers.
2) Pre-qualified and certified non-GET repair centers

FP: truCrowd
Open until: *01/31/2017*



Global Electric Transport, Inc.
163 WHITNEY PLACE
FREMONT, CA 94539
408-838-8935

OFFERING STATEMENT

22,000 Class "B" Common Shares Non-Voting at $5.00 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**22,000**	**$110,000**	**$98,780**
Maximum Amount	**200,000**	**$1,000,000**	**$898,000**

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   **Discuss the material factors that make an investment in the issuer speculative or risky:**

The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Will there be sufficient market for our products and at what price point? We will only succeed if there is sufficient demand for our electric vehicles. Potential customers must believe that our product will be practical, fun to drive, price competitive and will contribute to the reduction of air, noise and traffic pollution that our major cities are now experiencing.

This is a brand-new company. We were formed in 2015, have only recently launched our website, and have no revenues. If you are investing in this company, it's because you believe in GET's vision, "To electrify all modes of personal and public transportation".

Our accountant told us of being in a potential "going concern" situation. We may not have enough funds to sustain the business until it becomes profitable. Our ability to remain in business is reliant on generating sufficient cash flow, raising additional capital, or likely a combination of the two. Additionally, even if targeted funds are raised, it is likely that we will need to raise additional funds in the near future.

It is difficult for us to accurately predict our earnings potential. Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

We expect losses in the foreseeable future. Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them.

FP: truCrowd
Open until: *01/31/2017*



Global Electric Transport, Inc.
163 WHITNEY PLACE
FREMONT, CA 94539
408-838-8935

OFFERING STATEMENT

22,000 Class "B" Common Shares Non-Voting at $5.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	22,000	$110,000	$98,780
Maximum Amount	200,000	$1,000,000	$898,000

Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand information technology systems, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to:
- fully develop and broaden our technology and product offerings;
- acquire customers
- explore opportunities and alliances with other companies; and
- facilitate business arrangements.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions; which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Offering Statement. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

Many of our competitors have greater brand recognition and greater financial, marketing and other resources.
Many of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a

FP: ◬ truCrowd
Open until: *01/31/2017*



Global Electric Transport, Inc.
163 WHITNEY PLACE
FREMONT, CA 94539
408-838-8935

OFFERING STATEMENT

22,000 Class "B" Common Shares Non-Voting at $5.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	22,000	$110,000	$98,780
Maximum Amount	200,000	$1,000,000	$898,000

better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

Management has broad discretion as to the use of proceeds. The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

Management has voting control of the Company. Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

Business may not grow as planned. The Company's ability to penetrate and expand markets for its products is dependent on its ability to maintain successful relationships with distributors and retailers. The Company's product will represent a small portion of any one of the distributors and retailers' product line and the Company will be limited in its ability to incentivize and motivate distributors and retailers to manage and sell the Company's product vs. the potential resources of competitors. Beyond the Company's limited financial means to incentivize distributors and retailers, other external factors such as the level of demand, product pricing and production levels will affect the level of distribution. All of these factors with play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company

Other economic and public health conditions in the markets in which we operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third party conduct could negatively impact our business. Various economic and public health conditions can have a significant negative impact on our business. Significant increases in the costs of other products, which are required by consumers, such as gasoline, home heating fuels, or groceries, may reduce discretionary spending by our target market, which would negatively impact our business. Economic conditions may also be negatively impacted by terrorist attacks, wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.

In addition to experiencing potentially lower or no revenues from our products during times of economic difficulty, in an effort to maintain sales during such times we may need to reduce the price of our products, increase our promotional

FP: truCrowd
Open until: *01/31/2017*



Global Electric Transport, Inc.
163 WHITNEY PLACE
FREMONT, CA 94539
408-838-8935

OFFERING STATEMENT

22,000 Class "B" Common Shares Non-Voting at $5.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	22,000	$110,000	$98,780
Maximum Amount	200,000	$1,000,000	$898,000

spending, or take other steps to encourage consumer purchases of our products. Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability, to the extent it is ever achieved.

If our technology or products are found to infringe the proprietary rights of others, we may be required to change our business practices or redevelop our products, and may also become subject to significant costs and monetary penalties. As our technology and products develop, we may become increasingly subject to infringement claims. We are developing proprietary technologies, processes, software, and products relating to the second screen mobile accessories space. Although reasonable efforts will be taken to protect the rights to our intellectual property, the complexity of international trade secret, copyright, trademark and patent law, coupled with our limited resources and the demands of quick delivery of products and services to market, create risk that our efforts will prove inadequate. Further, the nature of the second screen mobile accessories business demands that considerable detail about our innovative products be exposed to competitors. We also may license technology from third parties and it is possible that it could become subject to infringement actions based upon the technology licensed from those third parties. We will generally obtain representations as to the origin and ownership of such licensed technology; however, this may not adequately protect us. Any claims, whether with or without merit, could:

● be expensive and time-consuming to defend;
● cause us to cease making, licensing or using the technology that incorporated the challenged intellectual property;
● require us to redesign our products, if feasible;
● divert management's attention and resources; and
● require us to enter into royalty or licensing agreements in order to obtain the right to use necessary technologies.

If we are involved in costly litigation and our personnel are not effectively deployed, the expenses and losses incurred may increase, and our business will suffer negative effects, or may fail.

Operational risks, Supply chain matters are not entirely controllable. First, component vendors could fail to supply key inputs in a timely manner, with sufficient levels of quality, or at a scalable price. Second, manufacturers could fail to deliver finished goods in a timely manner or with sufficient levels of quality. If any of our third party vendors or suppliers were to change product offerings, cease actively supporting our technologies, fail to update and enhance technologies to keep pace with changing industry standards, encounter technical difficulties in the continuing development of these technologies, significantly increase prices, terminate our licenses or supply contracts, suffer significant capacity constraints or suffer significant disruptions, we would need to seek alternative suppliers and incur additional internal or external development costs to ensure continued performance and productions of our solutions, products and services. Such alternatives may not be available on attractive terms, or may not be as widely accepted or as effective as the intellectual property, components, or technology provided by our existing suppliers. If the cost of licensing, purchasing or maintaining the third party intellectual property, components, or technology significantly increases, our expenses could increase, and our operating earnings, if any, could significantly decrease. In addition, interruption in the functionality or production of our solutions, products and services as a result of changes in third party suppliers could adversely affect our commitments to customers, future sales of solutions, products and services, and negatively affect our revenue and operating earnings.

We are relying on certain exemptions from registration. The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Shares. If a

FP: truCrowd
Open until: *01/31/2017*



Global Electric Transport, Inc.
163 WHITNEY PLACE
FREMONT, CA 94539
408-838-8935

OFFERING STATEMENT

22,000 Class "B" Common Shares Non-Voting at $5.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	22,000	$110,000	$98,780
Maximum Amount	200,000	$1,000,000	$898,000

number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

The Shares are securities and a market for such securities may never develop. Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Shares, nor any other securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

The Offering price is arbitrary. The price of the Shares offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the Shares bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.



OFFERING STATEMENT

22,000 Class "B" Common Shares Non-Voting at $5.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	22,000	$110,000	$98,780
Maximum Amount	200,000	$1,000,000	$898,000

THE OFFERING

9. What is the purpose of this offering?
   The purpose of the offering is to raise capital to build the next generation EV prototypes and one or two fully assembled demonstration cars.

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$110,000**	**$1,000,000**
Less: Offering Expenses (FP Fees)	$7,700	$70,000
Escrow (0.2%)	$220	$2,000
Net Proceeds	**$102,080**	**$928,000**
Use of Net Proceeds		
A. Generate All-Terrain Vehicle (ATV) conceptual designs	$1,500	$2,500
B. Build the next generation electric TILT platform	$24,000	$36,500
C. Generate 4-passenger electric light-plane conceptual design	$2,500	$3,500
D. Build the first generation 2-wheel chair EV platform	$24,000	$27,000
E. Initiate R&D activity on the micro jet turbine for battery charge	$10,000	$12,000
F. Marketing	$8,800	$10,000
G. Mechanical Engineer Consultant	$5,000	$45,000
H. Electrical Engineer Consultant	$5,000	$15,000
I. New computer purchase	$2,500	$3,500
K. Office supply	$500	$1,500
L. Rent	$6,000	$12,000
M. Internet	$500	$1,500
N. Completed Electric Tilt Black Pearl SHOW CAR	$0	$330,000
O. Completed Electric Tilt Bumble Bee SHOW CAR	$0	$340,000
P. Employees Salary	$6,000	$60,000
R. Reserve	$5,780	$28,000
Total Use of Net Proceeds	**$102,080**	**$928,000**

11. How will the issuer complete the transaction and deliver securities to the investors?



OFFERING STATEMENT

22,000 Class "B" Common Shares Non-Voting at $5.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	22,000	$110,000	$98,780
Maximum Amount	200,000	$1,000,000	$898,000

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $110,000. After the Minimum Offering Proceeds have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the shares to the newly acquired shareholders. After the shares are properly transferred to the new shareholders, truCrowd will direct the Escrow Agent to release the money to the company.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.
Investor's right to cancel:
Any investor may cancel their investment commitment at any time until 48 hours prior to the offering deadline.
If there is a material change to the terms of the offering or the information provided to the investor about the offering and/or the Company, the investor will be provided notice of the change and must re-confirm their investment commitment within five days of receipt of the notice.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.
The Company is seeking capital commitments of $110,000 accepting over-subscription up to $1,000,000. The securities being offered hereby consists of Non-Voting Common Stock of the Company, valued at $5 per Share.

14.   Do the securities offered have voting rights? □ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☑ Yes □ No

FP: truCrowd
Open until: *01/31/2017*



Global Electric Transport, Inc.
163 WHITNEY PLACE
FREMONT, CA 94539
408-838-8935

OFFERING STATEMENT

22,000 Class "B" Common Shares Non-Voting at $5.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	22,000	$110,000	$98,780
Maximum Amount	200,000	$1,000,000	$898,000

The shares offered are non-voting.

16.   How may the terms of the securities being offered be modified? NONE

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock A	1,000,000 shares of common	1,000,000 shares of common	☑ Yes ☐ No	☐ Yes ☑ No
Common Stock B	4,000,000 shares of common	0 shares of common	☐ Yes ☑ No	☐ Yes ☑ No

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

N/A. The securities offered have no voting rights.



OFFERING STATEMENT

22,000 Class "B" Common Shares Non-Voting at $5.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**22,000**	**$110,000**	**$98,780**
Maximum Amount	**200,000**	**$1,000,000**	**$898,000**

19. Are there any differences not reflected above between the securities being offered and each other class of security

of the issuer? ☑ Yes ☐ No

Explain: The Company has authorized two classes Common Stock: a) Common Stock A, (voting) consisting of 1,000,000 shares and b) Common Stock B, (non-voting) consisting of 4,000,000 shares.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

Principal Shareholders have only Common Stock.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely, VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

VALUATION



These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

FP:  truCrowd

Open until: *01/31/2017*

Global Electric Transport, Inc.
163 WHITNEY PLACE
FREMONT, CA 94539
408-838-8935

OFFERING STATEMENT

22,000 Class "B" Common Shares Non-Voting at $5.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**22,000**	**$110,000**	**$98,780**
Maximum Amount	**200,000**	**$1,000,000**	**$898,000**



Weights

of the 5 methods

| 33% | 34% | 11% | 11% | 11% |

Valuation weights

The weights displayed in the chart are those used to average the outcomes of the 5 valuation methodologies implemented in this analysis. The weights are set according to the stage of development of the start-up: the later the stage and the higher the influence of analytical models given the higher reliability of the financial projections. Users may however prefer one method over another in determining their valuation estimate.

The weights for the above mentioned valuation methods are: Scorecard (33%), Check-list (34%), Venture Capital (11%), DCF- Long Term Growth (11%), and DCF with Multiples (11%).

The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

The valuation was calculated at pre money **$5,000,000.**

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:?

☐   **Additional issuances of securities:**

FP: truCrowd
Open until: *01/31/2017*



Global Electric Transport, Inc.
163 WHITNEY PLACE
FREMONT, CA 94539
408-838-8935

OFFERING STATEMENT

22,000 Class "B" Common Shares Non-Voting at $5.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	22,000	$110,000	$98,780
Maximum Amount	200,000	$1,000,000	$898,000

Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

☐ **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

☐ **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

☐ **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer.
None.

25. What other exempt offerings has the issuer conducted within the past three years? NONE
No other exempt offerings conducted in the past three years.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   Any immediate family member of any of the foregoing persons.



OFFERING STATEMENT

22,000 Class "B" Common Shares Non-Voting at $5.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	22,000	$110,000	$98,780
Maximum Amount	200,000	$1,000,000	$898,000

"No" to all four situations.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   □ Yes ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Financial condition To date, GET has not generated any sale revenues or made any profit because we are in the pre-revenue, R&D stage. The company will continue in this mode for the next two years. Our first production units will come out of the line in early 2019.
Presently, the company's operating expenses consist of engaging engineering consultants for our new conceptual designs, media advertisements and general administrative costs.

Liquidity and Capital Resources Presently we have no sales and no revenue. All the funding is coming from the private funds of the founder. The shareholder of the company (Mr. Ricardo Barbaran) brought in a cash contribution of $50,000 out of which (as of the end of last year) were spent $12,806.

We expect the cash in hand will help us conduct a successful offering.

FP:  truCrowd

Open until: *01/31/2017*

Global Electric Transport, Inc.
163 WHITNEY PLACE
FREMONT, CA 94539
408-838-8935

OFFERING STATEMENT

22,000 Class "B" Common Shares Non-Voting at $5.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	22,000	$110,000	$98,780
Maximum Amount	200,000	$1,000,000	$898,000

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:



KAREN A. HAHN, CPA, CVA, MST

CERTIFIED PUBLIC ACCOUNTANT, CERTIFIED VALUATION ANALYST
500 EAST CALAVERAS BLVD. SUITE 333, MILPITAS, CA 95035
OFFICE: 408.263.8888   FAX: 408.263.8808   WWW.KHAHNCPA.COM

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Ricardo Barbaran
Global Electric Transport, LLC
109 Park Dr.
Milpitas, CA. 95035

I have reviewed the accompanying financial statements of Global Electric Transport, LLC, which comprise the balance sheet as of December 31, 2015, and the related statements of revenues, expenses and changes in owner's equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion on the Financial Statements

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Karen A. Hahn
Certified Public Accountant

Milpitas, California
July 8, 2016



OFFERING STATEMENT

22,000 Class "B" Common Shares Non-Voting at $5.00 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**22,000**	**$110,000**	**$98,780**
Maximum Amount	**200,000**	**$1,000,000**	**$898,000**

Global Electric Transport, LLC
Balance Sheet
December 31, 2015
(Reviewed)

	12/31/2015
ASSETS	
Current Assets	
Cash	$8,249
Total Current Assets	8,249
Other Assets	
Prototype Electric Car	17,578
Patent License	11,367
Total Other Assets	28,945
TOTAL ASSETS	$37,194
LIABILITIES & OWNER'S EQUITY	
LIABILITIES	
Current Liabilities	$0
OWNER'S EQUITY	37,194
TOTAL LIABILITIES & OWNER'S EQUITY	$37,194

FP: truCrowd
Open until: *01/31/2017*



Global Electric Transport, Inc.
163 WHITNEY PLACE
FREMONT, CA 94539
408-838-8935

OFFERING STATEMENT

22,000 Class "B" Common Shares Non-Voting at $5.00 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**22,000**	**$110,000**	**$98,780**
Maximum Amount	**200,000**	**$1,000,000**	**$898,000**

Global Electric Transport, LLC
Revenue, Expenses and Changes in Owners Equity
For the Twelve Months Ended December 31, 2015
(Reviewed)

	12/31/2015
REVENUE	$0
OPERATING EXPENSES	
Advertising	3,063
Auto Expense	4,084
Bank Charges	40
Legal	470
Licenses	90
Miscellaneous	154
Office Supplies	1,033
Postage	18
Telephone	550
Travel	3,304
TOTAL OPERATING EXPENSE	12,806
Net Loss	(12,806)
CHANGES IN OWNER'S EQUITY	
Beginning Owner's Equity	0
Contribution	50,000
Ending Owner's Equity	$37,194

FP: ▲ truCrowd
Open until: *01/31/2017*



Global Electric Transport, Inc.
163 WHITNEY PLACE
FREMONT, CA 94539
408-838-8935

OFFERING STATEMENT

22,000 Class "B" Common Shares Non-Voting at $5.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	22,000	$110,000	$98,780
Maximum Amount	200,000	$1,000,000	$898,000

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

   (1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   (i)   in connection with the purchase or sale of any security? □ Yes ☑ No

   (ii)   involving the making of any false filing with the Commission? □Yes ☑ No

   (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor

   of purchasers of securities?   □ Yes ☑ No

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   (i)   in connection with the purchase or sale of any security? □ Yes ☑ No;

   (ii)   involving the making of any false filing with the Commission? □ Yes ☑ No

   (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor

   of purchasers of securities?   □ Yes ☑ No

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   (i)   at the time of the filing of this offering statement bars the person from:

FP:  truCrowd
Open until: *01/31/2017*

Global Electric Transport, Inc.
163 WHITNEY PLACE
FREMONT, CA 94539
408-838-8935

OFFERING STATEMENT

22,000 Class "B" Common Shares Non-Voting at $5.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	22,000	$110,000	$98,780
Maximum Amount	200,000	$1,000,000	$898,000

(A) association with an entity regulated by such commission, authority, agency or officer?

☐ Yes ☑ No

(B) Engaging in the business of securities, insurance or banking?

☐ Yes ☑ No

(C) engaging in savings association or credit union activities?

☐ Yes ☑ No

(ii) Constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period

ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer,

investment adviser or funding portal? ☐ Yes ☑ No

places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(ii) bars such person from being associated with any entity or from participating in

the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

FP: ⛰ truCrowd
Open until: *01/31/2017*



Global Electric Transport, Inc.
163 WHITNEY PLACE
FREMONT, CA 94539
408-838-8935

OFFERING STATEMENT

22,000 Class "B" Common Shares Non-Voting at $5.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**22,000**	**$110,000**	**$98,780**
Maximum Amount	**200,000**	**$1,000,000**	**$898,000**

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 20 of each year.
(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at:
www.globalelectrictransport.com/investors

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

FP: truCrowd
Open until: *01/31/2017*

Global Electric Transport, Inc.
163 WHITNEY PLACE
FREMONT, CA 94539
408-838-8935



OFFERING STATEMENT

22,000 Class "B" Common Shares Non-Voting at $5.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	22,000	$110,000	$98,780
Maximum Amount	200,000	$1,000,000	$898,000

(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal yar; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days